ANGLO AMERICAN

08003691

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC Mail Processing Section

Washington, DC

23 June, 2008

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 16 May – 24 June

PROCESSED
JUL 11 2008
THOMSON REUTERS

PDMR/Directors' interests

- Mbazima share sale 16 May
- SIP award 9 June

Other

- Anglo American plc – Kumba Iron Ore 28 May
- Anglo American plc – Sale of Tarmac Iberia 13 June
- Anglo American Capital's JPY 5 bn floating rate notes guaranteed by AA plc

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Companies Secretary
Encs

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 23 June 2008, an independent company purchased 17,641 ordinary shares of the Company at prices between £34.05 and £34.29 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,213,351 ordinary shares, representing 8.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
24 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 20 June 2008, an independent company purchased 25,779 ordinary shares of the Company at prices between £33.53 and £34.23 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,195,710 ordinary shares, representing 8.48 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 19 June 2008, an independent company purchased 27,946 ordinary shares of the Company at prices between £33.40 and £34.07 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,169,931 ordinary shares, representing 8.48 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 18 June 2008, an independent company purchased 26,095 ordinary shares of the Company at prices between £33.95 and £34.24 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,141,985 ordinary shares, representing 8.48 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
19 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 17 June 2008, an independent company purchased 14,967 ordinary shares of the Company at prices between £33.54 and £34.11 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,115,890 ordinary shares, representing 8.48 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 June 2008

Anglo American plc
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Publication of Final Terms for Anglo American Capital plc's JPY 5,000,000,000 Floating Rate Notes due June 2011 Guaranteed by Anglo American plc

The following Final Terms are available for viewing:

Final Terms for Anglo American Capital plc's JPY 5,000,000,000 Floating Rate Notes due June 2011 Guaranteed by Anglo American plc (the "**Notes**") issued pursuant to the offering circular dated 20 March 2008 (the "**Offering Circular**") in connection with the U.S.$6,000,000,000 Euro Medium Term Note Programme by Anglo American Capital plc and Anglo American plc.

The Final Terms for the Notes contain the final terms of the Notes. The Final Terms of the Notes must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser:

[RNS please insert PDF Final Terms here]

This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Phone: +44 (0) 20 7968 8754
Fax: +44 (0) 20 7968 8755

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

6 June 2008

Anglo American Capital plc

Issue of JPY 5,000,000,000 Floating Rate Notes due June 2011
Guaranteed by Anglo American plc
under the U.S.$6,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 20 March 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer, the Guarantor and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at 20 Carlton House Terrace, London SW1Y 5AN and copies may be obtained from Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

1.	(a)	Issuer:	Anglo American Capital plc
	(b)	Guarantor:	Anglo American plc
2.	(a)	Series Number:	27
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:		
	(a)	Series:	JPY 5,000,000,000
	(b)	Tranche:	JPY 5,000,000,000
	(c)	The Aggregate Nominal Amount of Notes issued has been translated into U.S.$ at the rate of JPY 1.00:U.S.$ 103.5304, producing a sum (for Notes not denominated in U.S.$) of:	U.S.$48,295,000
5.	(a)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6.	(a) Specified Denominations:	JPY 100,000,000. No Notes in definitive form will be issued with a denomination other than JPY 100,000,000. The Notes may not be subdivided.
	(b) Calculation Amount	JPY 100,000,000
7.	(a) Issue Date:	6 June 2008
	(b) Interest Commencement Date:	6 June 2008
8.	Maturity Date:	Interest Payment Date falling in or nearest to June 2011, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:	3 month JPY-LIBOR-BBA + 0.60 per cent. Floating Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(a) Status of the Notes	Senior
	(b) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE		
15.	Fixed Rate Note Provisions	Not Applicable
16.	Floating Rate Note Provisions	Applicable
	(a) Specified Period(s)/Specified Interest Payment Dates:	6 March, 6 June, 6 September and 6 December in each year from and including, 6 September 2008 to and including the Maturity Date
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Additional Business Centre(s):	London ,New York and Tokyo
	(d) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination

(e)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
(f)	Screen Rate Determination:	
	– Reference Rate:	3 month JPY-LIBOR-BBA
	– Interest Determination Date(s):	Two (2) London Business Days prior to each Interest Period as of 11:00 am London time
	– Relevant Screen Page:	Reuters LIBOR01
(g)	ISDA Determination:	Not Applicable
(h)	Margin(s):	+ 0.60 per cent. per annum
(i)	Minimum Rate of Interest:	Not Applicable
(j)	Maximum Rate of Interest:	Not Applicable
(k)	Day Count Fraction:	Actual/360
(l)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17.	Zero Coupon Note Provisions	Not Applicable
18.	Index Linked Interest Provisions	Not Applicable
19.	Dual Currency Note Provisions	Not Applicable
PROVISIONS RELATING TO REDEMPTION		
20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount:	JPY 100,000,000 per Calculation Amount
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out	Condition 7(e) applies.

in Condition 7(e)):	
GENERAL PROVISIONS APPLICABLE TO THE BEARER NOTES	
24. (a) Form:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
(b) New Global Note:	No
25. Additional Financial Centre(s) or other special provisions relating to Payment Days:	London, New York and Tokyo
26. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28. Details relating to Instalment Notes:	
(a) Instalment Amount(s):	Not Applicable
(b) Instalment Date(s):	Not Applicable
29. Redenomination:	Redenomination not applicable
30. U.S. Paying Agent provisions:	Not Applicable
31. Other final terms:	Not Applicable
DISTRIBUTION	
32. (a) If syndicated, names of Managers:	Not Applicable
(b) Stabilising Manager (if any):	Not Applicable
(c) Date of Subscription Agreement	Not Applicable
33. If non-syndicated, name of relevant Dealer:	BNP Paribas
34. Whether TEFRA D or TEFRA C rules	TEFRA D

	applicable or TEFRA rules not applicable:	
35.	Additional selling restrictions:	Not Applicable
36.	**LISTING**	
	(a) Listing admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's regulated market and to be listed on the Official List of the UK Listing Authority with effect from 6 June 2008.
	(b) Estimate of total expenses related to admission to trading:	£155

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the London Stock Exchange's regulated market and listing on the Official List of the UK Listing Authority of the Notes described herein pursuant to the U.S.$6,000,000,000 Euro Medium Term Note Programme of Anglo American plc and Anglo American Capital plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:	Signed on behalf of the Guarantor:
By: __________	By: __________
Duly authorised	Duly authorised

PART B – OTHER INFORMATION

1. RATINGS

Ratings:	The Notes to be issued have been rated:
	S & P: A-
	Moody's: A2

2. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

3. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0367034310
(ii)	Common Code:	036703431
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 13 June 2008, an independent company purchased 16,318 ordinary shares of the Company at prices between £31.26 and £32.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,100,923 ordinary shares, representing 8.48 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 June 2008

ANGLO AMERICAN

News Release

13 June 2008

Sale of Tarmac Iberia

Anglo American plc announces that it has agreed to sell Tarmac Iberia S.A.U. to Holcim Spain, a subsidiary of Holcim Ltd., for a total consideration of up to €148 million ($230 million).

Tarmac Iberia is a significant supplier of ready-mix concrete and aggregates with primary markets in the Greater Madrid, Mediterranean coast and Catalonia areas and reported 2007 net sales of €183 million ($284 million).

Completion of the transaction is expected to take place by September 2008, subject to regulatory approval.

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 12 June 2008, an independent company purchased 25,213 ordinary shares of the Company at prices between £31.66 and £32.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,084,605 ordinary shares, representing 8.48 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 11 June 2008, an independent company purchased 24,765 ordinary shares of the Company at prices between £31.83 and £33.02 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,059,392 ordinary shares, representing 8.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 10 June 2008, an independent company purchased 33,680 ordinary shares of the Company at prices between £32.84 and £33.81 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,034,627 ordinary shares, representing 8.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 9 June 2008, an independent company purchased 20,030 ordinary shares of the Company at prices between £32.40 and £33.16 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 112,000,947 ordinary shares, representing 8.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Friday 6 June 2008:

1. 6,234 shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £33.74 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	3 ordinary shares
C B Carroll	(director)	4 ordinary shares
R J King	(PDMR)	3 ordinary shares
R Médori	(director)	3 ordinary shares
D Weston	(PDMR)	4 ordinary shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
9 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 6 June 2008, an independent company purchased 19,601 ordinary shares of the Company at prices between £32.96 and £33.84 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,980,917 ordinary shares, representing 8.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
9 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 5 June 2008, an independent company purchased 21,000 ordinary shares of the Company at prices between £32.82 and £33.43 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,961,316 ordinary shares, representing 8.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 4 June 2008, an independent company purchased 15,509 ordinary shares of the Company at prices between £33.49 and £34.01 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,940,316 ordinary shares, representing 8.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 3 June 2008, an independent company purchased 17,771 ordinary shares of the Company at prices between £33.61 and £34.07 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,924,807 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 2 June 2008, an independent company purchased 17,300 ordinary shares of the Company at prices between £33.82 and £34.25 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,907,036 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 June 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 30 May 2008, an independent company purchased 26,688 ordinary shares of the Company at prices between £33.46 and £34.26 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,889,736 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
2 June 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 29 May 2008, an independent company purchased 8,276 ordinary shares of the Company at prices between £33.99 and £34.28 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,863,048 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 28 May 2008, an independent company purchased 15,067 ordinary shares of the Company at prices between £33.49 and £34.28 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,854,772 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 May 2008

ANGLO AMERICAN

News Release

28 May 2008

Anglo American plc notification - Kumba Iron Ore

Anglo American wishes to draw attention to the announcement made today by Kumba Iron Ore in relation to the role of Chief Executive Officer.

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

Ralf Rueller, Investor Relations
Tel : +44 (0)20 7968 8878

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 27 May 2008, an independent company purchased 28,118 ordinary shares of the Company at prices between £33.61 and £33.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,839,705 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 May 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR's Interests

The Company announces that Mr N B Mbazima, a Person Discharging Managerial Responsibility ("PDMR") of the Company, sold 13,867 Anglo American plc Ordinary shares of US$0.54945 each (the "Shares") on the Johannesburg Stock Exchange at an average price of 524.14 South African Rand per share on Friday 16 May 2008.

Accordingly, Mr Mbazima's beneficial interest in Shares has decreased by 13,867.

The notification of these transactions is to satisfy the Company's obligations under the Companies Act and the Financial Services Authority Disclosure and Transparency Rules.

N Jordan
Company Secretary
16 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 27 May 2008, an independent company purchased 28,118 ordinary shares of the Company at prices between £33.61 and £33.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,839,705 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 15 May 2008, an independent company purchased 12,000 ordinary shares of the Company at prices between £33.66 and £34.00 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,811,587 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 May 2008

END